Exhibit 13.2

T R A N S A L T A    C O R P O R A T I O N

F I R S T    Q U A R T E R    R E P O R T    F O R    2 0 0 6

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (MD&A) contains forward-looking statements. These statements are based on certain estimates and assumptions and involve risks and uncertainties. Actual results may differ materially. See page 13 for additional information.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements of TransAlta Corporation as at and for the three months ended March 31, 2006 and 2005, and should also be read in conjunction with the audited consolidated financial statements and MD&A contained in our annual report for the year ended Dec. 31, 2005. In this MD&A, unless the context otherwise requires, ’we’, ’our’, ’us’, the ‘corporation’ and ’TransAlta’ refers to TransAlta Corporation and its subsidiaries. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). All tabular amounts in the following discussion are in millions of Canadian dollars unless otherwise noted. This MD&A is dated April 20, 2006. Additional information respecting TransAlta, including its annual information form, is available on SEDAR at www.sedar.com.

RESULTS OF OPERATIONS

The results of operations are presented on a consolidated basis and by business segment. We have two business segments: Generation and Corporate Development & Marketing (CD&M). Our segments are supported by a corporate group that provides finance, treasury, legal, environmental health and safety, sustainable development, information technology, human resources and other administrative support. These corporate group overheads are allocated to the applicable business segment unless these costs are directly attributable to discontinued operations.

In this MD&A, the impact of foreign exchange fluctuations on foreign currency transactions and balances is discussed with the relevant income statement and balance sheet items. While individual balance sheet line items will be impacted by foreign exchange fluctuations, the net impact of the translation of individual items is reflected in the cumulative translation account on the consolidated balance sheet.

The following table depicts additional key financial results and statistical operating data:

3 months ended March 31	2006	2005 [1]
Availability (%)	96.9	93.4
Production (GWh)	12,444	13,106
Revenue	$ 733.7	$684.3
Gross margin[2]	$ 394.0	$351.6
Operating income [2]	$ 154.0	$133.6
Net earnings	$ 69.2	$49.4
Basic earnings per common share	$ 0.35	$0.25
Diluted earnings per common share	$ 0.35	$0.25
Cash flow from operating activities	$ 200.3	$149.6

1	TransAlta adopted the standard for stripping costs incurred in the production phase of a mining operation on Jan. 1, 2006. See Note 1 to the unaudited interim consolidated financial statements for further discussion. Prior periods have been restated.

2	Gross margin and operating income are not defined under Canadian GAAP. Refer to the Non-GAAP Measures section on page 12 of this MD&A for a further discussion of operat- ing income and gross margin, including a reconciliation to net earnings.

NET EARNINGS

For the three months ended March 31, 2006 comparable earnings1 increased by $26.0 million to $75.4 million ($0.38 per common share) compared to the same period in 2005. Reported net earnings increased to $69.2 million from $49.4 million in 2005.

A reconciliation of net earnings for the first quarter of 2005 to the first quarter of 2006 is presented below:

Net earnings for the three months ended March 31, 2005	$ 49.4
Increased Generation gross margins	45.3
Reduced interest expense	6.9
Lower Energy Trading gross margins	(2.9)
Increase in operations, maintenance and administration costs	(10.2)
Turbine impairment charge	(9.6)
Increased income tax expense	(3.1)
Other	(6.6)
Net earnings for the three months ended March 31, 2006	$ 69.2

Generation gross margins improved by $45.3 million as a result of lower unplanned outages, higher prices in Alberta and at the Centralia coal plant, incremental production from Genesee 3 and increased revenue from the contract at Sarnia, offset by reduced production and higher costs of coal at Centralia.

Energy Trading gross margins decreased by $2.9 million from the same quarter last year due to changes in trading positions in response to changing market conditions.

Operations, maintenance and administration (OM&A) costs increased $10.2 million compared to the same period in 2005. This increase was the result of higher salaries and wages and incremental costs from Genesee 3.

Depreciation was up $12.0 million in the quarter primarily due to the impairment of turbines held in inventory.

Net interest expense declined $6.9 million due the interest impact of unwinding net investment hedges and lower debt levels, offset by lower capitalized interest. In the quarter, $134.1 million of debt was retired.

Income taxes increased by $3.1 million due to higher net earnings. The effective tax rate for the quarter was 25.6 per cent.

CASH FLOW

Cash flow from operating activities increased by $50.7 million to $200.3 million for the three months ended March 31, 2006 compared to the same period in 2005. The key factors responsible for this increase are listed below in the reconciliation of cash flow from operating activities:

Cash flow from operating activities for 3 months ended March 31, 2005	$ 149.6
Increased cash earnings	33.8
Realized gain from Energy Trading activities	19.7
Changes in other non-cash items	(1.3)
Changes in non-cash working capital	(1.5)
Cash flow from operating activities for 3 months ended March 31, 2006	$ 200.3

The increased cash flow from operating activities was mainly due to higher cash earnings and realized gains on Energy Trading activities. Capital expenditures in the quarter were $29.2 million compared to $37.7 million in the first quarter last year. Net debt retirement in the quarter was $134.1 million compared to $52.8 million in the same period in 2005.

At March 31, 2006, our total debt (including non-recourse debt) to invested capital ratio was 42.2 per cent (38.4 per cent excluding non-recourse debt). This represents an improvement from the Dec. 31, 2005 ratio of 43.9 per cent (40.2 per cent excluding non-recourse debt).

AVAILABILITY AND PRODUCTION

Availability for the three months ended March 31, 2006 increased to 96.9 per cent from 93.4 per cent compared to the same period in 2005 primarily due to lower planned and unplanned outages at the Alberta Thermal plants.

Production for the first quarter showed a net decrease of 662 gigawatt hours (GWh) when compared to the same period in 2005 as a result of derating the Centralia coal plant and reduced production at various gas facilities. These decreases were partially offset by incremental production from Genesee 3 and improved availability at the Alberta Thermal plants.

1 Comparable earnings is not defined under Canadian GAAP. Presenting earnings on a comparable basis from period to period provides management with the ability to evaluate earnings trends more readily in comparison with prior periods’ results. Refer to the Non-GAAP Measures section on page 12 of this MD&A for further discussion of comparable earnings, including a reconciliation to net earnings.

SIGNIFICANT EVENTS

Sarnia power plant

On Feb. 15, 2006, we signed a five-year contract with the Ontario Power Authority for our Sarnia Regional Cogeneration Power Plant to supply an average of 400 megawatts (MW) of electricity to the Ontario electricity market. The contract was effective Jan. 1, 2006.

Centralia derates

As reported last quarter, due to the heavy rainfall in the Pacific Northwest experienced early in 2006, we planned to derate the Centralia coal plant and start to re-build our coal inventory. The impact of the abnormal rainfall on our ability to deliver coal to the plant to produce electricity is being partially offset by increasing coal imports, purchasing replacement power and running Centralia Gas when economically feasible. We experienced 875 GWh of lower production at the Centralia coal plant during the first quarter of 2006.

Purchase of Wailuku River Hydroelectric L.P.

On Feb. 17, 2006, we purchased a 50 per cent interest in Wailuku River Hydroelectric L.P. through Wailuku Holding Company, LLC (“Wailuku”) for cash of USD$1.0 million (CAD$1.2 million). Wailuku had debt of USD$19.2 million (CAD$22.3 million) at the time of acquisition. Refer to Note 2 of the unau-dited consolidated financial statements for the three months ended March 31, 2006 for the preliminary purchase price allocation. Mid American Energy Holdings Company owns the other 50 per cent interest in Wailuku. Wailuku owns a run-of-the-river hydro facility with an operating capacity of 10 MW.

Keephills 3 Project

On March 14, 2006 we signed a development agreement with EPCOR Utilities Inc (EPCOR) to jointly examine the development of the Keephills 3 power project, a proposed 450 MW unit adjacent to our existing Keephills facility. Development work is in the early stages, and in 2006 we will continue stakeholder consultations, focus on the regulatory process, define the commercial and financial details and complete preliminary engineering and design work. The project will only proceed to the construction phase if the commercial terms and market fundamentals meet our financial targets.

DISCUSSION OF SEGMENTED RESULTS

GENERATION: Owns and operates hydro, wind, geothermal, gas- and coal-fired plants and related mining operations in Canada, the U.S., and Australia. At March 31, 2006, Generation had 8,366 MW of gross generating capacity in operation (7,962 MW net ownership interest). Generation's revenues are derived from the availability and production of electricity and steam as well as ancillary services such as system support (see the detailed discussion of the four revenue streams in our annual report for the year ended Dec. 31, 2005).

The results of the Generation segment are as follows:

		2006		2005
3 months ended March 31	Total	Per MWh	Total	Per MWh
				(Restated, Note 1)
Revenues	$ 680.0	$ 54.64	$ 613.3	$46.80
Fuel and purchased power	(295.3)	(23.73)	(273.9)	(20.90)
Gross margin	384.7	30.91	339.4	25.90
Operations, maintenance and administration	104.4	8.39	97.0	7.40
Depreciation and amortization	98.1	7.88	86.0	6.56
Taxes, other than income taxes	5.5	0.44	5.7	0.44
Intersegment cost allocations	6.9	0.55	6.5	0.50
Operating expenses	214.9	17.26	195.2	14.90
Operating income before corporate allocations	169.8	13.65	144.2	11.00
Corporate allocations	20.5	1.65	18.6	1.42
Operating income	$ 149.3	$ 12.00	$ 125.6	$9.58
Production (GWh)	12,444		13,106
Availability (%)	96.9		93.4

Market prices and spark spreads

Gas and coal-fired facilities that have exposure to market fluctuations in energy commodity prices represent four per cent and 25 per cent of our total generating production, respectively. We closely monitor the risks associated with these commodity price changes on our future operations and, where we consider it appropriate, use various physical and financial instruments to hedge our assets and operations from such price risk.

1 For a 7,000 Btu/KWh heat rate plant.

In the first quarter of 2006 compared to the same period in 2005, spot electricity prices increased in Alberta, remained relatively unchanged in the Pacific Northwest and decreased in Ontario. Higher natural gas prices offered strength across all three regions, but improved hydro generation offset this strength in the Pacific Northwest, while weaker demand and the presence of the Pickering 1 nuclear unit led to lower overall power prices in Ontario. With the exception of Alberta where strong demand growth contributed to higher spark spreads, spark spreads decreased in the first quarter of 2006 for all markets relative to the same period in 2005.

Availability

Availability for the three months ended March 31, 2006 increased to 96.9 per cent from 93.4 per cent compared to the same period in 2005 primarily due to lower planned and unplanned outages at the Alberta Thermal plants.

Production

Production for the three months ended March 31, 2006 decreased 662 GWh as compared to the same period in 2005 due to lower production at Centralia coal (875 GWh), reduced spark spreads at Sarnia (158 GWh), lower customer demand at Fort Saskatchewan (102 GWh) and reduced production at the Ottawa plant (81 GWh). Production at the Ottawa plant was curtailed as we sold gas during the quarter. These decreases were partially offset by incremental production from Genesee 3 (272 GWh) and lower planned and unplanned outages at the Alberta Thermal plants (397 GWh).

Revenue

Revenue increased by $66.7 million for the three months ended March 31, 2006 as compared to the same period in 2005 primarily due to increased production at the Alberta Thermal plants ($17.1 million), incremental revenues from a full quarter of production from Genesee 3 ($16.1 million), higher revenues from Ottawa gas sales ($8.2 million) and Sarnia capacity payments ($9.6 million), improved pricing in Alberta and at Centralia ($41.7 million) and sales of incremental emissions credits ($7.2 million). The increased revenue was partially offset by decreased production at Centralia coal ($42.8 million).

Fuel and purchased power

Fuel and purchased power increased by $21.4 million for the three months ended March 31, 2006 as compared to the same period in 2005 due to incremental costs from Genesee 3 ($3.0 million), increased costs of coal at the Centralia ($17.6 million) and Alberta Thermal ($3.0 million) plants and increased gas prices offset by lower production at the Centralia coal plant ($14.2 million).

Operations, maintenance and administration expense

In the three months ended March 31, 2006, OM&A expense increased by $7.4 million compared to the same period in 2005 primarily due to increased salaries and wages ($2.6 million), increased general operating expenses at CE Gen ($1.7million) and incremental expenses from Genesee 3 ($1.8 million).

Planned maintenance

The table below shows the amount of planned maintenance capitalized and expensed in the three months ended March 31, 2006 and 2005, excluding CE Generation LLC (CE Gen):

		Coal		Gas and Hydro		Total
3 months ended March 31	2006	2005	2006	2005	2006	2005
	(Restated, Note 13)			(Restated, Note 13)	(Restated, Note 13)
Capitalized	$4.9	$2.4	$2.6	$3.5	$7.5	$5.9
Expensed	2.3	4.3	0.4	0.1	2.7	4.4
	$7.2	$6.7	$3.0	$3.6	$10.2	$10.3
GWh lost	4	93	12	20	16	113

In the three months ended March 31, 2006, production lost due to planned maintenance was 16 GWh compared to 113 GWh lost for the same period in 2005 primarily due to reduced planned outages at Alberta Thermal (89 GWh). Lost production in the gas fleet remained consistent between periods.

In the three months ended March 31, 2006, capitalized and expensed maintenance costs are comparable to the same period in 2005.

Turbine impairment charges

After examining market conditions, we concluded that the book value of our turbine inventory was unlikely to be fully recovered. As a result, we recorded a $9.6 million impairment charge during the quarter to write the turbines down to their fair value.

Generation production volumes

Generation’s production volumes, electricity and steam production revenues and fuel and purchased power costs are presented below:

						Fuel &
			Fuel &			Purchased	Gross
	Production		Purchased	Gross	Revenue	Power	Margin
3 months ended March 31, 2006	(GWh)	Revenue	Power	Margin	per MWh	per MWh	per MWh
Alberta PPAs	6,733	$ 208.3	$ 59.1	$ 149.2	$ 30.94	$ 8.78	$ 22.16
Long-term contracts	1,589	176.4	101.8	74.6	111.01	64.07	46.94
Merchant	3,517	233.7	118.6	115.1	66.45	33.72	32.73
CE Gen	605	61.6	15.8	45.8	101.82	26.12	75.70
	12,444	$ 680.0	$ 295.3	$ 384.7	$ 54.64	$ 23.73	$ 30.91

						Fuel &
			Fuel &			Purchased	Gross
	Production		Purchased	Gross	Revenue	Power	Margin
3 months ended March 31, 2005	(GWh)	Revenue	Power	Margin	per MWh	per MWh	per MWh
(Restated, Note 1)
Alberta PPAs	6,445	$ 177.6	$ 51.9	$ 125.7	$ 27.55	$ 8.05	$ 19.50
Long-term contracts	1,836	161.3	92.7	68.6	87.85	50.49	37.36
Merchant	4,201	209.1	113.0	96.1	49.77	26.90	22.87
CE Gen	624	65.3	16.3	49.0	104.65	26.12	78.53
	13,106	$ 613.3	$ 273.9	$ 339.4	$ 46.80	$ 20.90	$ 25.90

Alberta PPAs

Under the Power Purchase Arrangements (PPAs), we earn monthly capacity revenues, which are designed to recover fixed costs and provide a return on capital for our plants and mines. We also earn energy payments for the recovery of predetermined variable costs of producing energy, an incentive/penalty for achieving above/below the targeted availability and an excess energy payment for power production above committed capacity.

Production for the three months ended March 31, 2006 increased by 288 GWh compared to the same period in 2005 as a result of fewer planned and unplanned outages (406 GWh).

Revenues for the three months ended March 31, 2006 increased by $30.7 million ($3.39 per MWh) compared to the same period in 2005 primarily due to increased production as a result of lower planned and unplanned outages ($17.6 million) and higher realized prices ($14.3 million).

Fuel and replacement power costs for the three months ended March 31, 2006 were $7.2 million ($0.73 per MWh) higher than the comparable period in 2005 primarily due to the increased production mentioned above and an increase in cost of coal due to higher overburden removal costs and increased operating costs for mine equipment.

Long-term contracts

Long-term contracts are similar to PPAs. Long-term contracts typically have an original term between 10 and 25 years. Long-term contracts are typically for gas-fired cogeneration plants and have between one and four customers per plant. Revenues are derived from payments for capacity and/or the production of electrical energy and steam.

Production for the three months ended March 31, 2006 decreased 247 GWh compared to the same period in 2005 due reduced production at Ottawa (81 GWh) combined with lower customer demand at Fort Saskatchewan and Sarnia (131 GWh).

For the three months ended March 31, 2006, revenues increased by $15.1 million ($23.16 per MWh) primarily due to the gas sales revenue from Ottawa ($8.2 million) and escalations in customer contracts at other gas plants.

Fuel and purchased power costs increased by $9.1 million ($13.58 per MWh) for the three months ended March 31, 2006 compared to the same period in 2005 due to higher gas prices.

Merchant

Merchant revenue is derived from the sale of production only, with multiple customers per plant. Production is sold via: medium-term contract sales (typically three to seven years); short-term asset-backed trading; and spot or short-term (less than one year) forward markets.

In the first quarter of 2006, merchant production was 3,517 GWh, of which 1,139 GWh was contracted under short- to medium-term contracts. In the first quarter of 2005, merchant production was 4,201 GWh, of which 1,936 GWh was contracted. The decrease in production of 684 GWh was primarily due to derates at Centralia coal (875 GWh) offset by the addition of Genesee 3 (272 GWh).

For the three months ended March 31, 2006, merchant revenues increased by $24.6 million while fuel and purchased power increased by $5.6 million, resulting in a gross margin increase of $19.0 million ($9.86 per MWh) compared to the same period in 2005. The gross margin increase is due to the addition of Genesee 3 ($13.2 million), favourable spark spreads at the Poplar Creek plant ($5.3 million), increased revenue from the Sarnia contract ($9.6 million) and higher pricing at Alberta Thermal ($3.3 million). At Centralia coal, the higher contract prices ($21.1 million) were mostly offset by higher costs of coal and increased operating costs for mining equipment ($17.6 million). Gross margins at Centralia coal were also reduced as a result of derating the plant ($28.6 million).

CE Gen

Our share of CE Gen production for the three months ended March 31, 2006, decreased by 19 GWh when compared to the same period in 2005 primarily due to a planned outage at Yuma and lower production at the Power Resources facilities, offset by higher production at Saranac.

In the three months ended March 31, 2006, revenues decreased by $2.83 per MWh compared to the same period in 2005 primarily due to strengthening of the Canadian dollar compared to the U.S. dollar. Fuel costs were consistent with the prior comparable period.

CORPORATE DEVELOPMENT AND MARKETING: Is composed of three primary departments: Trading & Delivery Optimization, Commercial Portfolio Management and Portfolio Strategy & Execution. Operating income reported in the CD&M segment is comprised of Energy Trading activities not supported by TransAlta owned generation assets (‘Energy Trading’) combined with the directly associated operating expenses.

OM&A costs incurred within CD&M are allocated to the Generation segment based on an estimate of operating expenses and an estimated percentage of resources dedicated to providing the support and analysis. This fixed fee inter-segment allocation is represented as a cost recovery in CD&M and an operating expense within Generation.

Our Energy Trading activities utilize a variety of instruments to manage risk, earn trading revenue and gain market information. Our trading strategies consist of shorter-term physical and financial trades in regions where we have assets and the markets that interconnect with those regions. The portfolio primarily consists of physical and financial derivative instruments including forwards, swaps, futures, and options in various commodities. These contracts meet the definition of trading activities and have been accounted for using fair values for both Canadian and U.S. GAAP. Changes in the fair values of the portfolio are recognized in income in the period they occur.

The results of the CD&M segment are as follows:

3 months ended March 31	2006	2005
Revenues	$ 53.7	$71.0
Trading purchases	(44.4)	(58.8)
Gross margin	9.3	12.2
Operations, maintenance and administration	8.1	7.5
Depreciation and amortization	0.3	0.4
Intersegment cost allocation	(6.9)	(6.5)
Operating expenses	1.5	1.4
Operating income before corporate allocations	7.8	10.8
Corporate allocations	3.1	2.8
Operating income	$ 4.7	$8.0

Gross margin decreased $2.9 million for the three months ended March 31, 2006 compared to the same period in 2005. While trading products are generally consistent between periods, positions held and resulting earnings impacts will vary due to current and anticipated future external market conditions. Positions for each region are established based on the market conditions and the risk reward ratio established for each trade at the time they are entered. Results therefore are generally not consistent regionally or by strategy from one reported period to the next.

For the three months ended March 31, 2006, we had increased activity in physical and financial power transactions between Eastern power trading markets and heat rate transactions. Pricing differentials between the markets were wider in the current quarter allowing for increased earnings opportunities.

OM&A costs and the inter-segment cost allocation are consistent with the prior comparable period.

PRICE RISK MANAGEMENT

Our price risk management assets and liabilities represent the value of unsettled (unrealized) Energy Trading transactions and certain Generation asset trading transactions accounted for on a fair value basis. With the exception of physical transmission contracts, the fair value of all Energy Trading activities is based on quoted market prices. The fair value of financial transmission contracts is based upon statistical analysis of historical data. All transmission contracts are accounted for in accordance with EITF 02-3.

The following tables show the balance sheet classifications for price risk management assets and liabilities; as well as the changes in the fair value of the net price risk management assets for the period, separately by source of valuation:

	March 31	Dec. 31
Balance sheet	2006	2005
Price risk management assets
Current	$ 84.9	$63.8
Long-term	10.7	13.8
Price risk management liabilities
Current	(84.8)	(58.3)
Long-term	(5.6)	(8.6)
Net price risk management assets outstanding	$ 5.2	$10.7

The corporation actively manages its exposure to credit risk by assessing the ability of counterparties to fulfill their obligations under the related contracts prior to entering into such contracts, and continually monitors these exposures. Detailed assessments are made of the credit quality of all counter-parties and, where appropriate, corporate guarantees and/or letters of credit are obtained to support the ultimate collection of these receivables. See Risk Factors and Risk Management in the MD&A in our annual report for the year ended Dec. 31, 2005 for further discussion of credit risk exposures and management thereof.

	Mark to	Mark to
Change in fair value of net assets	Market	Model	Total
Net price risk management assets outstanding at Dec. 31, 2005	$ 6.8	$3.9	$10.7
Contracts realized, amortized or settled during the period	(8.5)	(0.9)	(9.4)
Changes in values attributable to market price and other market changes	2.3	(1.2)	1.1
New contracts entered into during the current calendar year	2.6	0.2	2.8
Net price risk management assets outstanding at March 31, 2006	$ 3.2	$2.0	$5.2

For the quarter ended March 31, 2006, our net price risk management assets and liabilities decreased $5.5 million compared to Dec. 31, 2005 primarily due to contracts settled during the quarter partially offset by new contracts entered in 2006 and value changes associated with contracts in existence at both period ends. Changes in net price risk management assets and liabilities are reflected within the gross margin of both the CD&M and the Generation business segments.

The maturities of the above contracts over each of the next five calendar years and thereafter are as follows:

						2011 and
	2006	2007	2008	2009	2010	thereafter	Total
Prices actively quoted	$(2.1)	$1.1	$2.1	$1.3	$0.8	$–	$3.2
Prices based on models	2.0	–	–	–	–	–	2.0
	$(0.1)	$1.1	$2.1	$1.3	$0.8	$–	$5.2

Our Energy Trading activities are mainly short-term transactions under 18 months in duration, thereby reducing credit risk and working capital requirements. Transactions extending past 2007 are generally Generation asset-backed contracts that do not qualify for hedge accounting and have a low risk profile including long-term fixed for floating power swaps and heat rate swaps. Changes in trading positions from Dec. 31, 2005 to March 31, 2006 are due to changing market conditions and corresponding regional strategy positioning.

	Electricity	Natural Gas
Units (000s)	(MWh)	(GJ)
Fixed price payor, notional amounts, March 31, 2006	21,698	31,959
Fixed price payor, notional amounts, Dec. 31, 2005	19,315	11,126
Fixed price receiver, notional amounts, March 31, 2006	21,747	37,833
Fixed price receiver, notional amounts, Dec. 31, 2005	19,047	12,158
Maximum term in months, March 31, 2006	33	11
Maximum term in months, Dec. 31, 2005	24	12

NET INTEREST EXPENSE

3 months ended March 31	2006	2005
		(Restated)
Interest on recourse and non-recourse debt	$ 37.8	$44.5
Interest on preferred securities	3.4	6.3
Interest income	(0.7)	–
Capitalized interest	–	(3.4)
Net interest expense	$ 40.5	$47.4

Net interest expense in the three months ended March 31, 2006 was $6.9 million lower than the same period in 2005 due to an interest gain on the unwind of a net investment hedge, decreased debt levels, the strengthening of the Canadian dollar as compared to the U.S. dollar, and decreased interest on the preferred securities as a result of the redemption of $300.0 million of preferred securities in the first quarter of 2005, partially offset by a reduction in capitalized interest.

NON-CONTROLLING INTERESTS

The earnings attributable to non-controlling interests in the three months ended March 31, 2006 increased to $18.9 million from $17.0 million compared to the same period in 2005 as a result of improved operating results of the Ontario gas plants.

EQUITY INCOME

3 months ended March 31	2006	2005
		(Restated)
Equity (loss) income	$ (1.0)	$1.1

Equity income represents the results from the wholly owned subsidiaries that hold our interests in the Campeche and Chihuahua plants.

For the three months ended March 31, 2006, the equity loss increased due to the planned outage at the Chihuahua plant and the recognition of the deferred financing fees of $7.2 million for the Campeche project loan. We have given the lender irrevocable notice that we intend to repay the remaining balance of USD$118.3 million (CAD$137.2 million). This was partially offset by lower planned outages ($0.5 million), increased capacity payments ($1.7 million) and improved plant performance ($1.3 million).

INCOME TAXES

3 months ended March 31	2006	2005
Income tax expense	$ 23.8	$20.7
Effective tax rate (%)	25.6	29.5

During the first quarter of 2006, income tax expense increased by $3.1 million due to higher net earnings for the period. The effective tax rate for the quarter, expressed as a percentage of earnings before income taxes, was 25.6 per cent.

FINANCIAL POSITION

The following chart outlines significant changes in the consolidated balance sheet from Dec. 31, 2005 to March 31, 2006:

	Increase/
	(Decrease)	Explanation
Cash and cash equivalents	$ 10.2	Refer to Consolidated Statements of Cash Flows
Accounts receivable	(191.0)	Decreased Energy Trading activities, overall lower prices
		and reduced production at Centralia
Prepaid expenses	25.3	Insurance premiums for the remainder of the year, transmission
		rights purchases and prepaid swaps
Inventory	25.7	Higher coal inventory volumes at Centralia
Long-term receivables	32.6	ARO adjustment for revised estimate
Price risk management assets (current)	21.1	Change in mark-to-market due to price movements
Property, plant and equipment,		Increased depreciation and turbine impairment offset by capital
net of accumulated depreciation	(44.5)	additions and ARO adjustment
Other assets (including current portion)	(27.7)	Realized gain on unwinding net investment hedges and mark to
		market changes on hedging derivatives
Short-term debt	125.3	Net increase of short term debt
Accounts payable and accrued liabilities	(136.9)	Decreased Energy Trading activities; timing of major
		maintenance projects and lower prices
Price risk management liabilities (current)	26.5	Change in mark-to-market due to price movements
Recourse long-term debt (including current portion)	(246.2)	Debt repayments and stronger Canadian dollar compared to the U.S.
		dollar
Deferred credits and other long-term liabilities	46.6	Revised estimates of Wabamun retirement obligation
(including current portion)
Shareholders’ equity	40.5	Net earnings for the period, dividend reinvestment program and
		share issuances, offset by dividends

STATEMENTS OF CASH FLOWS

3 months ended March 31	2006	2005	Explanation
Cash and cash equivalents, beginning of period	$ 79.3	$101.2
Provided by (used in):
Operating activities	200.3	149.6	Increased cash earnings and realized gains on Energy Trading
			activities
Investing activities	(11.9)	(48.6)	Capital expenditures of $29.2 million partially offset by realized
			gains on net investment hedges of $18.7 million and capital spending
			on Genesee 3 in 2005
Financing activities	(177.3)	(96.9)	Net debt repayments (including both short- and long-term debt and
			preferred securities) of $134.1 million compared to $52.8 million in
			the same period in 2005
Translation of foreign currency cash	(0.9)	(0.8)
Cash and cash equivalents, end of period	$ 89.5	$104.5

LIQUIDITY AND CAPITAL RESOURCES

Liquidity risk arises from our ability to meet general funding needs, engage in trading and hedging activities and manage the assets, liabilities and capital structure of the company. Liquidity risk is managed to maintain sufficient liquid financial resources to fund obligations as they become due in the most cost effective manner.

Our liquidity needs are met through a variety of sources, including: cash generated from operations, short-term borrowings against our credit facilities and commercial paper program, long-term debt issued under the corporation’s U.S. shelf registrations and Canadian Medium Term Note program. Our primary uses of funds are operational expenses, capital expenditures, dividends, distributions to non-controlling limited partners and interest and principal payments on debt securities.

We have a $1.5 billion committed syndicated credit facility and approximately $332.5 million of uncommitted credit facilities. At March 31, 2006, we had $1.1 billion available under these credit facilities (Dec. 31, 2005 – $1.2 billion).

We have obligations to issue letters of credit to secure potential liabilities to certain parties including those related to potential environmental obligations, trading activities, hedging activities and purchase obligations. At March 31, 2006, we had issued letters of credit totaling $583.0 million (Dec. 31, 2005 – $694.6 million), this decrease is due primarily to lower electricity spot prices in the Pacific Northwest.

We expect that our ability to generate adequate cash flow from operations in the short-term and the long-term and, when needed, to maintain financial capacity and flexibility to provide for planned growth remains substantially unchanged since Dec. 31, 2005.

On April 20, 2006, we had approximately 200.4 million common shares outstanding.

Funds generated from operations

Funds generated from operations were $200.3 million for the three months ended March 31, 2006, compared to $149.6 million for the same period in 2005. Cash provided by operating activities increased due to higher cash earnings and realized gains on Energy Trading activities.

Working capital requirements at March 31, 2006 decreased to $160.2 million as compared to $285.3 million at Dec. 31, 2005 primarily due to the collection of revenues receivable at Dec. 31, 2005.

Investing activities

Capital expenditures for the three months ended March 31, 2006 were $29.2 million compared to $37.7 million for the same period in 2005. The decrease was mainly due to capital spending on Genesee 3 during the first quarter of 2005.

For the three months ended March 31, 2006, the corporation realized $18.7 million from foreign exchange gains on net investment hedges of foreign subsidiaries compared to a $5.0 million realized loss in the same period in 2005. The increase was due to the unwinding of a net investment hedge and the strengthening of the Canadian dollar against the U.S. dollar.

Financing activities

Cash used in financing activities during the quarter was $177.3 million compared to $96.9 million over the same quarter for 2005. This was mainly due to overall net debt repayments (including both short- and long-term debt and preferred securities) of $134.1 million compared to $52.8 million in the same period in 2005.

Guarantee contracts

We have provided guarantees of subsidiaries' obligations that secure those subsidiaries’ obligations to third parties under various contracts. The guarantees generally have limits as to the amount of the guarantees, however, we also have a number of unlimited guarantees. These guarantees fall into three categories: those related to trading activities, those related to hedging activities (hedging of the sale of electricity from production from our power plants and hedging of our interest rate and foreign exchange exposures) and those related to performance and payment obligations. To the extent potential liabilities related to these guarantees exist for trading activities, they are included in accounts payable and accrued liabilities and price risk management liabilities. To the extent potential liabilities exist related to those guarantees for hedging activities, they are not recognized on the consolidated balance sheet. To the extent liabilities exist under these guarantees for payment and performance obligations, they are included in accounts payable and accrued liabilities.

The total guarantees provided relating to trading and hedging activities amount to approximately $2.0 billion at March 31, 2005 (Dec. 31, 2005 – $1.8 billion). The net potential liability at March 31, 2006 under these guarantees was $399.4 million (Dec. 31, 2005 – $559.7 million). The decrease is due to lower electricity spot prices in the Pacific Northwest.

The total guarantees related to payment and performance obligations at March 31, 2006 was $587.1 million (Dec. 31, 2005 – $645.3 million).

OUTLOOK

The key factors affecting the financial results for the remainder of 2006 are the megawatt capacity in place, the availability of and production from generating assets, the margins applicable to non-contracted production, the costs of production, and the margins achieved on Energy Trading activities.

Production and availability

Generating capacity is expected to be consistent with March 31, 2006 levels. Production and availability are expected to decrease in the second and third quarter due to planned maintenance.

The heavy rainfall in the Pacific Northwest experienced early in 2006 affected the Centralia mine operations and power production in the first quarter. We expect to continue to build our coal inventories during the second quarter and we will continue to increase coal imports and purchase replacement power when economically feasible.

Power prices

Average electricity spot prices for the remainder of 2006 are expected to be lower than the first quarter in Alberta and Ontario due to lower gas prices. The decline in gas prices has offset the lower supply due to higher maintenance, year over year demand growth and only marginal supply additions. Hydro forecasts in the Pacific Northwest are currently expected to be above the levels realized in 2005 which is also putting downward pressure on prices in the second quarter and reducing the forecast average for the balance of the year below prices realized in the first quarter. The expected weakness in power prices in the second quarter will provide us with opportunities to purchase replacement power to fulfill our contractual commitments to supply power.

While spark spreads are expected to be comparable to, or higher than, those experienced in the first quarter in Alberta and Ontario, lower natural gas prices resulting from healthy storage levels could put downward pressure on power prices and spark spreads across all markets. In the Pacific Northwest there is downward pressure on spark spreads due primarily to expectations for stronger hydro generation in the second quarter.

Exposure to volatility in electricity prices and spark spreads is substantially mitigated through firm-price, long-term electricity sales contracts and hedging arrangements. For 2006, approximately 92 per cent of output is contracted, of which a significant portion relates to the Alberta PPAs, which are based on achieving specified availability rates. We continue to manage future price exposure as market liquidity exists.

Fuel costs

Mining coal is subject to cost increases due to inflation and diesel commodity prices, which the corporation seeks to mitigate through diesel hedges. Seasonal variations in coal mining are minimized through the application of standard costing.

The coal mines continue to be exposed to increasing input costs, higher amounts of overburden being removed and mining operations moving further away from the power plants. In addition to the cost pressures described previously, the rainfalls experienced in Centralia during the first quarter have had a negative impact on our ability to deliver coal and have increased the overall mining costs. Coal costs for the balance of 2006 are expected to be similar to the first quarter. We expect these conditions to continue at Centralia until new areas of the mine are opened.

Exposure on gas costs for facilities under long-term sales contracts are minimized to the extent possible through long-term gas purchase contracts or corresponding offsets within revenues. Merchant gas facilities are exposed to the changes in spark spreads, discussed in the power prices section. We have not entered into fixed commodity agreements for gas for these merchant plants as gas will be purchased coincident with the sale of electricity.

Operations, maintenance and administration costs

OM&A costs per MWh fluctuate by quarter and are dependent on the timing and nature of maintenance activities. OM&A costs per MWh are expected to increase in the second and third quarter due to higher planned maintenance activities.

Capital expenditures

Capital expenditures for 2006 are expected to be approximately $260 million to $275 million (excluding Mexico) of which approximately $110 million will be spent on planned maintenance (excluding CE Gen) and $45 million will be spent on the Alberta and Centralia mines. The remainder will be spent on other maintenance activities and at CE Gen. Financing for these expenditures is expected to be provided by cash flow from operations.

Planned maintenance

During 2006, we expect to spend between $165 million and $185 million on planned maintenance as outlined in the following table (excluding CE Gen & Mexico):

Gas and
	Coal	Hydro	Total
Capitalized	$70-75	$30-35	$100-110
Expensed	65-70	0-5	65-75
	$135-145	$30-40	$165-185
GWh lost	2,250-2,300	200-225	2,450-2,525

We expect to lose approximately 2,500 GWh of production due to planned maintenance during 2006. In 2006, we expect to capitalize $15.0 million on planned maintenance activities in Mexico and lose approximately 300 GWh. Approximately 50 per cent of our planned maintenance expenditures will occur in the second quarter.

Exposure to fluctuations in foreign currencies

Our strategy is to minimize the impact of fluctuations in the Canadian dollar against the U.S. dollar by offsetting foreign denominated assets with foreign denominated liabilities and foreign curency forward contracts. We also have foreign currency expenses, primarily interest charges, which offset foreign currency revenues.

Net interest expense

Net interest expense for 2006 is expected to decline slightly compared to 2005 as a result of lower debt levels. However, higher interest rates could offset the benefit of lower debt levels.

Liquidity and capital resources

With the increased volatility in power and gas markets, market trading opportunities are expected to increase, which can potentially cause the need for additional liquidity. To mitigate this liquidity risk, the corporation maintains a $1.5 billion committed credit facility and monitors exposures to determine any liquidity requirements.

NON-GAAP MEASURES

We evaluate our performance and the performance of our business segments using a variety of measures. Those discussed below are not defined under GAAP and therefore should not be considered in isolation or as an alternative to or more meaningful than, net income or cash flow from operations as determined in accordance with GAAP as an indicator of the corporation’s financial performance or liquidity. These measures are not necessarily comparable to a similarly titled measure of another company.

Each business unit assumes responsibility for its operating results measured to gross margin and operating income. Operating income is a measure of financial performance used by our analysts and investors to analyze and compare companies on the basis of operating performance.

Operating income provides management with a measurement of operating performance which is readily comparable from period to period.

Gross margin and operating income are reconciled to net earnings below:

3 months ended March 31	2006	2005[1]
Gross margin	$ 394.0	$351.6
Operating expenses	(240.0)	(218.0)
Operating income	154.0	133.6
Foreign exchange loss	(0.6)	(0.2)
Net interest expense	(40.5)	(47.4)
Equity (loss) income	(1.0)	1.1
Earnings before non-controlling interests and income taxes	111.9	87.1
Non-controlling interests	18.9	17.0
Earnings before income taxes	93.0	70.1
Income tax expense	23.8	20.7
Net earnings	$ 69.2	$49.4

1	TransAlta adopted the standard for stripping costs incurred in the production phase of a mining operation on Jan. 1, 2006. See Note 1 to the unaudited interim consolidated financial statements for further discussion. Prior periods have been restated.

Presenting earnings on a comparable basis from period to period provides management with the ability to evaluate earnings trends more readily in comparison with prior periods’ results. To do so, we believe the turbine impairment charge would otherwise affect the comparability of our results from period to period and has been excluded from net earnings.

3 months ended March 31	2006	2005[1]
Earnings on a comparable basis	$ 75.4	$49.4
Turbine impairment, net of tax	(6.2)	–
Net earnings	$ 69.2	$49.4

Weighted average common shares outstanding in the period	199.5	195.1
Earnings on a comparable basis per share	$ 0.38	$0.25

1 TransAlta adopted the standard for stripping costs incurred in the production phase of a mining operation on Jan. 1, 2006. See Note 1 to the unaudited interim consolidated financial statements for further discussion. Prior periods have been restated.

SELECTED QUARTERLY INFORMATION1

(In millions of Canadian dollars except per share amounts)

	Q2 2005	Q3 2005	Q4 2005	Q1 2006
Revenue	$ 621.2	$ 722.9	$ 810.1	$ 733.7
Earnings from continuing operations	25.8	51.2	47.9	69.2
Net earnings	25.8	51.2	59.9	69.2
Basic earnings per common share:
Continuing operations	0.13	0.26	0.24	0.35
Net earnings	0.13	0.26	0.30	0.35
Diluted earnings per common share:
Continuing operations	0.13	0.26	0.24	0.35
Net earnings	0.13	0.26	0.30	0.35

	Q2 2004	Q3 2004	Q4 2004	Q1 2005
Revenue	$ 609.1	$ 678.2	$ 660.1	$ 684.3
Earnings from continuing operations	13.5	33.7	65.9	49.4
Net earnings	23.1	33.7	65.9	49.4
Basic earnings per common share:
Continuing operations	0.07	0.17	0.34	0.25
Net earnings	0.12	0.17	0.34	0.25
Diluted earnings per common share:
Continuing operations	0.07	0.17	0.34	0.25
Net earnings	0.12	0.17	0.34	0.25

1	TransAlta adopted the standard for stripping costs incurred in the production phase of a mining operation on Jan. 1, 2006. See Note 1 to the unaudited interim consolidated financial statements for further discussion. Prior periods have been restated.

CONTROLS AND PROCEDURES

As of the end of the period covered by this quarterly report, TransAlta's management, together with TransAlta's President and Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the company's disclosure controls and procedures. Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that the disclosure controls and procedures of the company are effective.

There were no changes in TransAlta's internal control over financial reporting during the most recent fiscal quarter that have materially affected or are reasonably likely to materially affect TransAlta's internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

This MD&A and other reports and filings made with the securities regulatory authorities include forward-looking statements. All forward-looking statements are based on TransAlta Corporation's beliefs and assumptions based on information available at the time the assumption was made. In some cases, forward-looking statements can be identified by terms such as ‘may’, ‘will’, ‘believe’, ‘expect’, ‘potential’, ‘enable’, ‘continue’ or other comparable terminology. The forward-looking statements relate to, among other things, statements regarding the anticipated business prospects and financial performance of TransAlta. These statements are not guarantees of TransAlta's future performance and are subject to risks, uncertainties and other important factors that could cause the corporation’s actual performance to be materially different from those projected, including those material risks discussed in this MD&A under the heading ‘Outlook’ and in the MD&A in our annual report for the year ended Dec. 31, 2005 under the heading ‘Risk Factors and Risk Management’. Some of the risks, uncertainties, and factors include, but are not limited to: legislative and regulatory developments that could affect revenues, costs, cost and availability of fuel to produce electricity, the speed and degree of competition entering the market; global capital markets activity; timing and extent of changes in commodity prices, prevailing interest rates, currency exchange rates, inflation levels and general economic conditions where TransAlta Corporation operates; results of financing efforts; changes in counterparty risk; and the impact of accounting policies issued by Canadian standard setters. Given these uncertainties, the reader should not place undue reliance on these forward-looking statements which is given as of the date it is expressed in this MD&A or otherwise and TransAlta undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise.

TransAlta measures capacity as net maximum capacity (see glossary for definition of this and other key terms) which is consistent with industry standards. Capacity figures represent capacity owned and in operation unless otherwise stated.